UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

CISION LTD.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Ordinary Shares

(Title of Class of Securities)

G1992S 117

(CUSIP Number of Class of Securities)

Jack Pearlstein
Chief Financial Officer
130 E. Randolph Street
7th Floor
Chicago, Illinois 60601
(312) 922-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Dennis M. Myers, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$62,842,500	$7,823.89

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Cision Ltd. (the “Company”) is offering holders of a total of 24,500,000 warrants (representing 16,250,000 public warrants and 8,250,000 private warrants) outstanding as of April 13, 2018 issued by the Company the opportunity to exchange such warrants and receive 0.26 ordinary shares, par value $0.0001 of per share, of the Company in exchange for each warrant. The transaction value was determined by using the average of the high and low prices of the publicly traded warrants of the Company as reported on NYSE American on April 13, 2018, which was $2.565.

(2)	The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the transaction value. This fee was previously paid in connection with the initial filing of the Schedule TO on April 17, 2018.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,699.18	Filing Party: Cision Ltd.
Form or Registration No.: Form S-4 (Registration No. 333-224306)	Date Filed: April 17, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Cision Ltd. (“Cision,” the “Company,” “us” or “we”), an exempted company incorporated in the Cayman Islands with limited liability, with the Securities and Exchange Commission (the “SEC”) on April 17, 2018 (as amended, the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to its warrant holders described in the Schedule TO to receive 0.26 ordinary shares, par value of $0.0001 per share, of the Company in exchange for every outstanding warrant of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated May 14, 2018 (the “Prospectus/Offer to Exchange”), a copy of which is filed hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 2 is being filed to update Item 12 of the Schedule TO to include the final Prospectus/Offer to Exchange which relates to the Form S-4 registration statement (“Registration Statement”) declared effective by the SEC on May 14, 2018 and a press release issued by the Company on May 14, 2018, announcing that the SEC has declared the Company’s Registration Statement on Form S-4 relating to the Prospectus/Offer to Exchange effective.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent remains unchanged, and this Amendment No. 2 does not modify any of the other information previously reported on the Schedule TO or in the Prospectus/Offer to Exchange or the Letter of Transmittal and Consent. You should read Amendment No. 2 together with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

Item 12. Exhibits.

Exhibit No.	Description	Included	Form	Filing Date
(a)(1)(A)	Prospectus/Offer to Exchange	By Reference	424B3	May 14, 2018
(a)(1)(B)	Form of Letter of Transmittal and Consent	By Reference	S-4	April 17, 2018
(a)(1)(C)	Form of Notice of Guaranteed Delivery	By Reference	S-4	April 17, 2018
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	By Reference	S-4	April 17, 2018
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	By Reference	S-4	April 17, 2018
(a)(2)	Not applicable	-	-	-
(a)(3)	Not applicable	-	-	-
(a)(4)	Prospectus/Offer to Exchange	By Reference	424B3	May 14, 2018
(a)(5)	Press Release, dated April 17, 2018	By Reference	8-K	April 17, 2018
(a)(6)	Press Release, dated May 9, 2018	By Reference	8-K	May 9, 2018
(a)(7)	Press Release, dated May 14, 2018	By Reference	8-K	May 14, 2018
(b)	Not applicable
(d)(i)	Amended and Restated Memorandum and Articles of Association of Cision Ltd.	By Reference	8-K	July 6, 2017
(d)(ii)	Amended and Restated Warrant Agreement, dated as of October 17, 2017, between Continental Stock Transfer & Trust Company and Cision Ltd.	By Reference	10-K	March 13, 2018
(d)(iii)	Registration Rights Agreement between Cision Ltd. and certain holders identified therein	By Reference	8-K	July 6, 2017
(d)(iv)	Director Nomination Agreement between Cision Ltd., Canyon Holdings (Cayman), L.P. and the other parties named therein	By Reference	8-K	July 6, 2017
(d)(v)	2017 Omnibus Incentive Agreement†	By Reference	S-4/A	June 14, 2017

(d)(vi)	Form of Non-Equity Incentive Plan†	By Reference	S-4/A	May 15, 2017
(d)(vii)	Form of Director Indemnification Agreement (Affiliates of Canyon Holdings (Cayman), L.P.)†	By Reference	8-K	July 6, 2017
(d)(viii)	Form of Director Indemnification Agreement (Affiliates of Capitol Acquisition Management 3 LLC and Capitol Acquisition Founder 3 LLC)†	By Reference	8-K	July 6, 2017
(d)(ix)	Form of Director and Officer Indemnification Agreement (Officers and Independent Directors)†	By Reference	8-K	July 6, 2017
(d)(x)	First Lien Credit Agreement	By Reference	S-4/A	May 15, 2017
(d)(xi)	Amendment to First Lien Credit Agreement	By Reference	S-4/A	May 15, 2017
(d)(xii)	Support Agreement	By Reference	S-4/A	May 15, 2017
(d)(xiii)	Employment Agreement between Cision U.S. Inc. and Kevin Akeroyd†	By Reference	8-K	July 6, 2017
(d)(xiv)	Employment Agreement between Cision U.S. Inc. and Jack Pearlstein†	By Reference	8-K	July 6, 2017
(d)(xv)	Office Lease between Cision U.S. Inc. and BFPRU I, LLC†	By Reference	8-K	July 6, 2017
(d)(xvi)	Refinancing Amendment and Incremental Facility Amendment	By Reference	8-K	August 7, 2017
(d)(xvii)	Form of Restricted Stock Unit Agreement pursuant to the Cision Ltd. 2017 Omnibus Incentive Plan†	By Reference	10-Q	November 9, 2017
(d)(xviii)	Form of Nonqualified Stock Option Agreement pursuant to the Cision Ltd. 2017 Omnibus Incentive Plan†	By Reference	10-Q	November 9, 2017
(d)(xix)	Incremental Facility Amendment to First Lien Credit Agreement	By Reference	8-K	December 20, 2017
(d)(xx)	Repricing Amendment to First Lien Credit Agreement.	By Reference	8-K	February 8, 2017
(g)	Not applicable	-	-	-
(h)	Opinion of Kirkland & Ellis LLP regarding certain U.S. tax matters	By Reference	S-4	April 17, 2018

† Indicates exhibits that constitute management contracts or compensatory plans or arrangements.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CISION LTD.

By:	/s/ Jack Pearlstein
Jack Pearlstein
Executive Vice President and Chief
Financial Officer

Dated: May 14, 2018